SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549

                                     FORM 11-K

         	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

[ X ] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act Of 1934 (No fee required, effective October 7, 1996)

                          For the Fiscal Year Ended December 31, 1997

                                           or

[  ]      Transition Report Pursuant to Section 15(d) of the Securities Exchange
          Act of 1934
         	(No fee required)


                   For The Transition Period From _________ To ________.


                               Commission File Number 0-7201


          A.	  Full Title of the Plan and the Address of the Plan, if Different
               from that of the Issuer Named Below:


                                      Poe & Brown, Inc.

                              Employees' Savings Plan And Trust


          B.	  Name of Issuer of the Securities Held Pursuant to the Plan
               and the Address of its Principal Executive Office:


                                 Poe & Brown, Inc.
                             220 South Ridgewood Avenue
                            Daytona Beach, Florida  32115

<PAGE ii>

              POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT


                                       FORM 11-K

                                  REQUIRED INFORMATION


Pursuant to Item 4 of the required information, in lieu of the requirements of Items 1, 2 and 3, the financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are submitted as follows:


												                                                    Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS			   	         1

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF
   DECEMBER 31, 1997 AND 1996								                             2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, WITH FUND INFORMATION, FOR THE YEAR ENDED
   DECEMBER 31, 1997	 								                                    3

NOTES TO FINANCIAL STATEMENTS							                              4

SCHEDULE I:  SCHEDULE OF ASSETS HELD FOR INVESTMENT AS OF
   DECEMBER 31, 1997									                                     10

SCHEDULE II:  SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE
   YEAR ENDED DECEMBER 31, 1997	 						                           12

SIGNATURE											                                              13

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS		 	           14

<PAGE 1>

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Trustees of the Poe & Brown, Inc.
Employees' Savings Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Poe & Brown, Inc. Employees' Savings Plan and Trust as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                            								\s\ARTHUR ANDERSEN LLP

Tampa, Florida,
June 12, 1998

<PAGE 2>

                 POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

                    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                            AS OF DECEMBER 31, 1997 AND 1996


                                                1997           1996



CASH                                            $     6,806    $     194,340


INVESTMENTS (Notes 2 and 3):
   At fair value-
     SEI Balanced Fund                                -            5,810,917
SEI Bond Index Fund                                   -              103,014
SEI Capital Appreciation Fund                         -            7,766,467
SEI Core International Equity Fund                    -              784,269
SEI S&P 500 Index Fund                                -            1,773,025
SEI Small Cap Growth Fund                             -            3,236,914
SEI Prime Obligation Fund                             -                9,004
Government/Corporate Bond Fund                      222,869            -
Balanced Funds                                    7,211,982            -
Stock Index Fund                                  3,139,724            -
Equity Funds                                      9,835,213            -
Special Equity Fund                               4,839,617            -
International Funds                               1,067,253            -
Employer Common Stock                             7,217,252        4,108,587
Participant loans                                 1,455,199        1,595,998
Self-directed Investments                           138,891            -

                                               ____________       __________
                                                 35,128,000       25,188,195

At contract value-
   Stable Five Fund                               5,276,753            -
   SEI Stable Asset Fund                              -            4,631,820
      Total investments                          40,404,753       29,820,015


EMPLOYER CONTRIBUTIONS RECEIVABLE                   776,298          645,569

PARTICIPANT CONTRIBUTIONS RECEIVABLE                  -               70,976
                                               ____________      ___________

Total assets                                     41,187,857       30,730,900


ACCOUNTS PAYABLE                                     -               194,340
                                               _____________     ___________

NET ASSETS AVAILABLE FOR BENEFITS               $41,187,857      $30,536,560
                                               =============     ============


          The accompanying notes are an integral part of these statements.

<PAGE 3>

                 POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                                 WITH FUND INFORMATION,

                         FOR THE YEAR ENDED DECEMBER 31, 1997



                          Government
                          Corporate            Stock          Special Interna-
                   SEI    Bond       Balanced  Index  Equity  Equity  tional
                   Funds  Fund       Funds     Fund   Funds   Fund    Funds

    DITIONS:
 Interest and
  dividends      $119,995 $   -      $   -     $  -   $  -    $  -    $  -
 Dividends on
  Employer
  Common Stock      -         -          -        -      -       -       -

 Net realized
  and unrealized
  (depreciation)
  appreciation
  in fair
  value of
  investments  (261,708) 13,146 1,099,702  635,728 1,657,234 1,050,972 56,034

 Participant
  contributions   -      69,874   607,448  404,393   764,806  758,332 169,191
 Employer
  contributions   -      18,405   286,655  161,939   366,434  342,773  75,818
             ________  _______ _________  ________ _________ _________ _______
 Total addi-
  tions      (141,713) 101,425 1,993,805 1,202,060 2,788,474 2,152,077 301,043
            __________ _______ _________ _________ _________ _________ _______
DEDUCTIONS:
  Benefits
  paid to
  parti-
  cipants         -     5,404    281,801   53,112    352,148   476,778 110,212

 Admini-
  strative
  expenses        -       519     24,764    9,538     31,005   15,266    3,678
           __________  ________  ________  ________  ________  _______  _______
  Total
  deductions      -     5,923    306,565   62,650    383,153  492,044  113,890
           _________  _________  ________  ________  ________  _______ ________

NET ASSETS
 TRANSFERRED
 BETWEEN
 INVESTMENT
 FUNDS  (23,973,717)  127,367 5,524,742 2,000,314  7,429,892 3,179,584 880,100
        ___________  ________ _________ _________ __________ _________ ________

NET (DECREASE)
 INCREASE (24,115,430) 222,869 7,211,982 3,139,724 9,835,213 4,839,617 1,067,253

NET ASSETS
 AVAILABLE FOR
 BENEFITS,
 beginning of
  year     24,115,430   -          -         -         -         -         -
          ___________ ________ __________ _________ ________ __________ ______

NET ASSETS
 AVAILABLE FOR
 BENEFITS,
 end of
 year   $  -   $222,869 $7,211,982 $3,139,724 $9,835,213 $4,839,617 $1,067,253
       ======= ======== ========== ========== ========== ========== ==========

(TABLE COLUMNS FOR THE TABLE ABOVE ARE CONTINUED BELOW FOR EDGAR
 PURPOSES ONLY - THESE COLUMNS CONTINUE ACROSS THE PAGE ON HARD COPY)

                  Stable    Employer              Self-
                  Five      Common   Participant  Directed
                  Fund      Stock    Loans        Investments  Other   Total

ADDITIONS:

 Interest and
   dividends      $334,918 $   -     $ 108,878    $  -         $  -   $563,791
 Dividends on
   Employer
   Common Stock      -        83,357      -          -           -      83,357
 Net realized
   and unrealized
   (depreciation)
   appreciation in
   fair value of
   investments       -     2,858,625      -        14,242       -    7,123,975
 Participant
  contributions    408,818   332,793      -           -     (70,975) 3,444,680
 Employer
  contributions    226,080   203,567      -           -     137,534  1,819,205
                 _________ __________  ________  _______    ________ __________

 Total additions   969,816 3,478,342    108,878    14,242    66,559  13,035,008
                 _________ __________  ________   _______   ________ _________
DEDUCTIONS:

 Benefits paid to
  participants     741,794   148,585    125,325    -          -      2,295,159
 Administrative
  expenses           3,398       384       -       -          -         88,552
                 _________ __________  ________  _______   ________ __________
   Total
     deductions    745,192   148,969     125,325   -          -      2,383,711
                 _________ __________  _________ ________  ________ __________

NET ASSETS
 TRANSFERRED
 BETWEEN
 INVESTMENT
 FUNDS           5,052,129  (220,708)   (124,352) 124,649      -           -
                 _________  __________  _________ ________   ________ _________
NET
 (DECREASE)
 INCREASE        5,276,753 3,108,665    (140,799) 138,891    66,559 10,651,297

NET ASSETS
 AVAILABLE
 FOR BENEFITS,
 beginning of
 year                -      4,108,587  1,595,998    -      716,545  30,536,560
                ___________ _________  _________  _______  ________ __________

NET ASSETS
 AVAILABLE
 FOR BENEFITS,
 end of year    $5,276,753 $7,217,252 $1,455,199 $138,891 $783,104 $41,187,857
               =========== ========== ========== ======== ======== ===========

The accompanying notes are an integral part of this statement.

<PAGE 5>

              POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

                        NOTES TO FINANCIAL STATEMENTS

                         DECEMBER 31, 1997 AND 1996


1.	PLAN DESCRIPTION:

General

The Poe & Brown, Inc. Employees' Savings Plan and Trust (the Plan), established effective January 1, 1985, and as amended and restated effective January 1, 1997, is a defined contribution plan under which substantially all employees who are at least age 18 and who have completed 30 continuous days of service are eligible to participate. The Plan is intended to assist Poe & Brown, Inc. and its subsidiaries (the Employer) in its efforts to attract and retain competent employees by enabling eligible employees to share in the profits of the Employer and to supplement retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Plan Amendment

Effective January 1, 1997, the Board of Directors (Board) appointed Diversified Investment Advisors, Inc. (Diversified) as the recordkeeper of the Plan, and appointed Investors Bank and Trust Company of Boston, Massachusetts (Trustee), as Trustee of the Plan. In connection with the changes, new funds were offered to the participants and the plan document was amended and restated, effective January 1, 1997.

Benefits Paid

Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2) retirement, death, disability, severe financial hardship or termination of service and are based on the balance in the participant's account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan.

Administration

The Plan is administered by the 401(k) Plan Employee Benefits Administrative Committee (the Committee) which has been appointed by the Board of the Employer. Information about the plan agreement, such as provisions for allocations to participants' accounts, vesting, benefits and withdrawals, is contained in the Summary Plan Description. Copies of this document are available from the Committee.

Administrative Expenses

Substantially all administrative expenses are paid by the Plan. These expenses include recordkeeping, audit and trustee fees.

<PAGE 6>

Contributions

Participants may elect to defer, subject to certain limitations, from 1 percent to 15 percent of annual compensation as contributions to the Plan. The Employer makes matching contributions to the Plan of 100 percent of each contributing participant's deferred contribution, but no more than
2.5 percent of each participant's salary. The Plan permits the Board of the Employer to authorize optional contributions allocated to participants based on salary. During each of the years ended December 31, 1997 and 1996, the Board authorized an optional profit sharing contribution of 1.5 percent of salary for all participants.

Vesting

Participants employed prior to October 1, 1996, are 100 percent vested in their entire account balance at all times. Participants employed on or after October 1, 1996, are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the employer matching contributions and profit sharing contributions are based on years of credited service and are subject to the following vesting schedule:


           Years of                           Vested
        Credited Service                     Interest
       __________________                   __________

              1                                20%
              2                                40%
              3                                60%
              4                                80%
           5 or more                          100%


Plan Termination

Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the trustee. Upon termination, the rights of participants in their accounts will become 100 percent vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

<PAGE 7>

2.	USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from the net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

Valuation of Investments

Diversified Investments -- The fair value of the participation units in Diversified investments (excluding the Diversified Stable Five Fund) is based on the quoted redemption value of the units from Diversified on the last business day of the year.

Employer Common Stock - This investment consists of the Employer's common stock which is valued at the last reported sale price as reported on the National Market System by the National Association of Securities Dealers.

Diversified Stable Five Fund -- As of December 31, 1997 and 1996, the contract value of the SEI Stable Asset Fund approximated its fair value.

Charles Schwab & Co. Personal Choice Retirement Account -- As of December 31, 1997, the fair value of the participant's account is based on quoted market prices of the investments held.


<PAGE 8>

The fair value of individual investments that represent 5 percent or more of the Plan's net assets available for benefits as of December 31, 1997 and 1996, are summarized as follows:


                                              1997              1996


      SEI Balanced Fund                       $  -              $5,810,917
      SEI Capital Appreciation Fund              -               7,766,467
      SEI S&P 500 Index Fund                     -               1,773,025
      SEI Small Cap Growth Fund                  -               3,236,914
      SEI Stable Asset Fund                      -               4,631,820
      Employer Common Stock                    7,217,252         4,108,587
      Diversified Stable Five Fund             5,276,753             -
      Diversified Balanced Fund                7,211,963             -
      Diversified Stock Index Fund             3,139,724             -
      Diversified Equity Value Fund            9,720,988             -
      Diversified Special Equity Fund          4,839,617             -


Reclassifications

Certain reclassifications have been made to the 1996 financial statements to conform to the 1997 presentation.

3.	INVESTMENT PROGRAMS:

Fund Options

As of December 31, 1996, contributions to the Plan are invested in one or more of eight separate investment fund options at the direction of each participant. The fund options at December 31, 1996, were (1) SEI Balanced Fund, (2) SEI Bond Index Fund, (3) SEI Capital Appreciation Fund, (4) SEI
Core International Equity Fund, (5) SEI S&P 500 Index Fund, (6) SEI Small
Cap Growth Fund, (7) SEI Stable Asset Fund and (8) Employer Common Stock.
The balances in these funds were all transferred into the new investment fund options (discussed below) on January 3, 1997. The activity in these investments for the year ended December 31, 1997, is shown in the aggregate in the SEI Funds column on the accompanying statement of changes in net assets available for benefits.

<PAGE 9>


Effective January 1, 1997, and as of December 31, 1997, contributions to the Plan are invested in one or more of 11 separate investment fund options at the direction of each participant. The fund options are (1) Diversified Stable Five Fund, (2) Diversified Short Horizon Fund, (3) Diversified Government/Corporate Bond Fund, (4) Diversified Balanced Fund,
(5) Diversified Stock Index Fund, (6) Diversified Aggressive Equity Fund,
(7) Diversified Equity Value Fund, (8) Diversified Special Equity Fund,
(9) Diversified International Equity Fund, (10) Diversified International/Long Horizon Fund and (11) Employer Common Stock. The Plan also allows its participants to invest in the Charles Schwab & Co. Personal Choice
Retirement Account which allows each participant to self-direct their money into a full range of investment options including individual stocks and bonds as well as allowing access to over 800 mutual funds.

In the accompanying statement of net assets available for benefits and statement of changes in net assets available for benefits for the year ended December 31, 1997, several investments are aggregated for presentation purposes. The Diversified Short Horizon fund and Diversified Balanced Fund are aggregated into the Balanced Funds; the Diversified Aggressive Equity Fund and the Diversified Equity Value Fund are aggregated into the Equity Funds, and the Diversified International Equity Fund and the Diversified International/Long Horizon Fund are aggregated into the International Funds. The Charles Schwab & Co. Personal Choice Retirement Account is presented as Self-directed Investments in the accompanying statement of net assets available for benefits and statement of changes in net assets available for benefits. The remaining options are shown individually in the accompanying statement of net assets available for benefits and changes in net assets available for benefits, but the word "Diversified" is omitted from the title for presentation purposes.

Diversified Stable Five Fund

Diversified manages a guaranteed pooled separate account of AUSA Life Insurance Company called the Stable Five Fund. The Plan's contract became effective for a twelve-month period beginning January 1, 1997. The crediting interest rate is effective for a twelve-month interest crediting period and is set annually. The crediting interest rate is determined based on (i) the projected market yield-to-maturity of the market value of assets, net of expenses, (ii) the timing and amounts of deposits, transfers and withdrawals expected to be made during the interest crediting period, and (iii) the amortization of the difference between the fair value of Pooled Account No. 24 and the balance of the Stable Five Fund.
The crediting interest rate for this Diversified account for the year ended December 31, 1997, is 7 percent. The average yield for this Diversified account was 6.52 percent.

Investment Income and Expenses

Each participant's account shall be allocated the investment income and expenses of each fund based on the value of each participant's account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant's account. General expenses of the Plan not attributable to any particular fund shall be allocated among participants' accounts in proportion to the value of each account, taking into consideration the participant's contributions and distributions.

Participant Loans

A participant may, with the approval of the Committee, borrow from his own account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's vested account balance. Participants may not have more than two loans outstanding at any time. Loans, which are

<PAGE 10>

repayable monthly over periods generally up to five years, are collateralized by notes and by a security interest in the borrower's vested account balance. The loans bear interest at the rate of prime plus 1 percent, determined at the time the loan is approved.

4.	PARTY-IN-INTEREST TRANSACTIONS:

All of the Plan's Diversified investments are managed by the recordkeeper, a party-in-interest.

5.	FEDERAL INCOME TAX STATUS:

The Plan obtained its latest determination letter on February 26, 1996, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable sections of the Internal Revenue Code
(IRC). The Plan has been amended and restated since receiving the determination letter. However, the Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. SUPPLEMENTAL SCHEDULES:

The following supplemental schedules of assets held for investment and reportable transactions are included as required schedules under ERISA.

<PAGE 11>

                                                                  SCHEDULE I
                                                                  Page 1 of 2

              POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

                      SCHEDULE OF ASSETS HELD FOR INVESTMENT

                             AS OF DECEMBER 31, 1997

        Identity and Description of Issues          Cost          Fair Value
_______________________________________________     ___________   __________


Money Market Fund:

 Schwab Money Market Fund                            $       3,598  $    3,598

Mutual Funds:

 Invesco Strat Health Fund                                   5,784       5,094
 Janus Worldwide Fund                                       14,831      14,366
 Oakmark Fund - Harris                                       6,368       6,636
 Schwab S&P 500 Investment Shares                            3,030       3,536

Pooled Separate Account:

 Diversified Stable Five Fund - Pooled Account of the
  AUSA Life Insurance Company, Inc.*                     5,276,753   5,276,753

Common/Collective Trusts:

 Diversified Short Horizon Fund*                               19           19
 Diversified Government/Corporate Bond Fund*              211,812      222,869
 Diversified Balanced Fund*                             6,197,432    7,211,963
 Diversified Stock Index Fund*                          2,529,715    3,139,724
 Diversified Aggressive Equity Fund*                      129,126      114,225
 Diversified Equity Value Fund*                         8,165,897    9,720,988
 Diversified Special Equity Fund*                       3,909,821    4,839,617
 Diversified International Equity Fund*                 1,021,336    1,059,352
 Diversified International/Long Horizon Fund*               7,085        7,901

Corporate Common Stocks:
 Employer Common Stock                                  3,264,918    7,217,252
 Intel Corporation                                         15,122       14,050
 American International Group, Inc.                         6,671        8,172
 Chrysler Corporation                                      16,444       17,594
 Compaq Computer Corporation                                5,155        7,063
 International Business Machines                            1,574        1,779
 Microsoft Corporation                                      4,836        6,463
 Rowan Companies, Inc.                                     14,726       12,200
 Stein Mart, Inc.                                           8,443        8,186
 Three Com Corporation                                      1,574        1,045

Interest in Registered Investment Companies:
 Invesco Strat Financial                                    5,722        5,839
 Janus Overseas Fund                                        7,748        7,419
 Oakmark Select Fund                                        5,058        6,139
 Scudder Growth & Income                                    5,420        5,415
 Vanguard Primecap Fund                                     4,428        4,297


Participant loans (bearing interest at rates
 ranging between 7 percent and 11.5 percent)            1,455,199    1,455,199
                                                                    __________
                                                                   $40,404,753

*Managed by the recordkeeper, a party-in-interest (Note 4).

            The preceding notes are an integral part of this schedule.

<PAGE 13>

                                                               SCHEDULE II

             POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

                     SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                  Detail of
A series of transactions       Acquisitions          Detail of Dispositions
in excess of 5% of beginning   ____________   ________________________________
plan assets                       Cost          Cost     Proceeds    Gain/Loss
___________________________    ____________   ________   _________   _________

SEI Balanced Fund*             $   47,630   $5,982,007  $5,783,328  $(198,679)
SEI Capital Appreciation Fund*     31,910    8,436,251   7,701,025   (735,226)
SEI S&P 500 Index Fund*             8,117    1,630,845   1,765,609    134,764
SEI Small Cap Growth Fund*          -        3,457,128   3,177,903   (279,225)
SEI Prime Obligation Fund*     19,309,084   19,318,088  19,318,088      -
SEI Stable Asset Fund*             25,905    4,657,725   4,657,725      -
Diversified Stable Five
  Fund - Pooled Account of
  the AUSA Life Insurance
  Company, Inc.*                6,459,795    1,183,042   1,183,042      -
Diversified Balanced Fund*      7,108,784      911,352     996,516      85,164
Diversified Stock Index Fund*   2,719,747      190,032     215,751      25,719
Diversified Equity Value Fund*  9,104,460      938,563   1,055,595     117,032
Diversified Special Equity Fund*4,740,023      830,602     951,778     121,176

A single transaction in excess
 of 5% of beginning plan assets
_________________________________


SEI Balanced Fund*                   -       5,934,376   5,734,709    (199,667)
SEI Capital Appreciation Fund*       -       8,404,341   7,699,116    (705,225)
SEI S&P 500 Index Fund*              -       1,622,727   1,757,242     134,515
SEI Small Cap Growth Fund*           -       3,457,128   3,177,913    (279,215)
SEI Prime Obligation Fund*      19,212,265  19,221,730  19,221,730       -
SEI Stable Asset Fund*               -       4,631,820   4,631,820       -
Diversified Stable Five Fund
  - Pooled Account of
  the AUSA Life Insurance
  Company, Inc.*                 4,656,127        -           -          -
Diversified Balanced Fund*       5,784,124        -           -          -
Diversified Stock Index Fund*    1,765,840        -           -          -
Diversified Equity Value Fund*   7,703,288        -           -          -
Diversified Special Equity Fund* 3,178,918        -           -          -


*Managed by the recordkeeper, a party-in-interest (Note 4).

            The preceding notes are an integral part of this schedule.

<PAGE 14>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee and other persons who administer the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                         POE & BROWN, INC.
                                         EMPLOYEES' SAVINGS PLAN AND TRUST


                                         BY:  POE & BROWN, INC.



                                         By:		/S/ JAMES L. OLIVIER
                                            _______________________________
                                              James L. Olivier
                                              Vice President
<PAGE 15>

                 CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

As independent certified public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K, into the Company's previously filed Registration Statement File No. 33-1900, dated November 27, 1985, as amended by Post Effective Amendment No. 1 dated December 2, 1992.


                              							\s\ARTHUR ANDERSEN LLP


Tampa, Florida,
   June 23, 1998